Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Subsidiary	Jurisdiction of Incorporation or Organization
Benitec Biopharma Proprietary Limited	Australia
Benitec Australia Proprietary Limited	Australia
Benitec Limited	United Kingdom
Benitec, Inc.	Delaware
Benitec LLC	Delaware
RNAi Therapeutics, Inc.	Delaware
Tacere Therapeutics, Inc.	Delaware
Benitec, LLC	Delaware
Benitec IP Holdings, Inc.	Delaware